Exhibit 8.1

List of Significant Subsidiaries of the Registrant

as of December 31, 2024

Significant Subsidiaries	Place of Incorporation
Luckin Coffee Investment Inc.	British Virgin Islands
Luckin Coffee International Holdings Inc.	British Virgin Islands
First Ray International Holdings (Cayman) Limited	Cayman Islands
First Ray Holding Limited	British Virgin Islands
1st Ray International Holdings PTD. LTD.	Singapore
Luckin Coffee Holding Singapore PTE. LTD.	Singapore
Luckin Coffee (SGP) PTE. LTD	Singapore
Luckin Coffee (Hong Kong) Limited	Hong Kong
Luckin Coffee Trading (Hong Kong) Limited	Hong Kong
Luckin Coffee Roasting (Hong Kong) Limited	Hong Kong
Luckin Coffee Roastery (Hong Kong) Limited	Hong Kong
Luckin Coffee Hong Kong Operations Limited	Hong Kong
Beijing Luckin Coffee Co., Ltd.	PRC
Luckin Investment (Tianjin) Co., Ltd.	PRC
Luckin Coffee Group Co., Ltd.	PRC
Luckin Coffee Roasting (Pingnan) Co., Ltd.	PRC
Luckin Coffee Food (Jiangsu) Co., Ltd.	PRC